Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201-6950 +1 214 746 7700 tel +1 214 746 7777 fax

April 13, 2012	R. Jay Tabor +1 214 746 7889 jay.tabor@weil.com

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ajay Koduri, Esq.

Re:	Archipelago Learning, Inc. Preliminary Proxy Statement on Schedule 14A, File No. 001-34555

Ladies and Gentlemen:

On behalf of Archipelago Learning, Inc. (the “Company”), we are responding to a verbal request from the staff of the Securities and Exchange Commission to provide certain of the Company’s proposed changes to its Preliminary Proxy Statement filed on March 27, 2012 (the “Preliminary Proxy”). The Preliminary Proxy asks the Company’s stockholders to consider and vote upon a proposal to approve that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 3, 2012, among the Company, Plato Learning, Inc. and Project Cayman Merger Corp., which provides for the merger of Project Cayman Merger Corp. with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Plato Learning, Inc. (the “Merger”).

Please find attached as Exhibit A hereto the requested excerpts of the proposed changes to the Preliminary Proxy, marked to reflect changes made as compared to the Preliminary Proxy (the “Proposed Disclosures”).

Following the announcement of the Merger, two purported class action lawsuits were filed on behalf of the Company’s public stockholders against the entities party to the Merger Agreement and the individual members of the Company’s board of directors (such lawsuits, the “Stockholder Suits”). The Proposed Disclosures are being made at the demand of the plaintiffs in the Stockholder Suits to resolve such litigation. While the plaintiffs in the Stockholder Suits believe that the Proposed Disclosures provide clarification with respect to certain matters for the Company’s stockholders, we do not believe the Proposed Disclosures are material or required by the federal securities laws or any rules or regulations promulgated by the Securities and Exchange Commission. Accordingly, we do not believe that the Company is required to file a revised preliminary proxy statement with respect to such Proposed Disclosures.

Please call me at (214) 746-7889 or Sara Duran of my firm at (214) 886-5785 if you wish to discuss the Proposed Disclosures.

Sincerely,

/s/ R. Jay Tabor

R. Jay Tabor

EXHIBIT A

See Attached